UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ____)

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company (issuer)

OPPORTUNITY INVESTMENT FUND I, LLC

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 par value

(Title of Class of Securities)

None or Unknown

(CUSIP Number of Class of Securities)

Harold Hofer
3501 Jamboree Road
Suite 500
Newport Beach, CA 92660
(949) 275-2658

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies of all correspondence to:
Derek D. Dundas, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California  92626
(714) 641-5100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee
$ 460,000	$25.67

*Calculated solely for purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 100,000 shares of common stock are being purchased at the tender offer price of $4.60 per share.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________	Filing Party:_____________________________
Form or Registration No.: ____________________	Date Filed: ______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Opportunity Investment Fund I, LLC, a Delaware limited liability company (the “Purchaser”) to acquire 100,000 shares of common stock (“Shares”) of Piedmont Office Realty Trust, Inc., a Maryland corporation (the “Corporation”) at a purchase price equal to $4.60 per Share (the “Offer Price”), less the amount of any dividends declared or made with respect to the shares between November 16, 2009 (the “Offer Date”) and December 18, 2009 or such other date to which this offer may be extended (the “Expiration Date”), in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Tender Offer Documents”).

The Corporation reported that it had 472,373,109 Shares outstanding on July 31, 2009 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2009.  As of November 16, 2009, the Purchaser and its affiliates did not own any Shares. As of November 16, 2009, the Purchaser and its affiliates did not own any Shares. The 100,000 Shares subject to the Offer constitute approximately 0.02% of the outstanding Shares.

In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, or otherwise, the Purchasers will file an amendment to this Tender Offer Statement on Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

The address of the Corporation’s principal executive offices is 11695 Johns Creek Parkway, Ste. 350, Johns Creek, Georgia 30097, and its phone number is (770) 418-8800.

For more information about the Offer or to get copies of the Tender Offer Documents, please call Harold Hofer: (949) 275-2658. The Tender Offer Documents are also available on the Internet at:

www.peracon.com
Username: piedmont
Password: tender

Log in to the peracon.com website by using the user name and password above and you will be directed to the Tender Offer Documents.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all required items of this Tender Offer Statement on Schedule TO.

Item 12.          Exhibits.

(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Press Release
(a)(1)(D)	Form of advertisement to be published in Investor’s Business Daily
(b) – (h)	Not Applicable.

Item 13.          Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

/s/ Harold Hofer
Harold Hofer
Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Press Release
(a)(1)(D)	Form of advertisement to be published in Investor’s Business Daily